                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                       -----------------------------

                              AMENDMENT NO. 2
                                    TO

                              SCHEDULE 13E-4

                       ISSUER TENDER OFFER STATEMENT

   (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       ---------------------------

                         CAMBRIDGE HOLDINGS, LTD.
                             (NAME OF ISSUER)

                         CAMBRIDGE HOLDINGS, LTD.
                   (NAME OF PERSON(S) FILING STATEMENT)

                       COMMON STOCK, $.025 PAR VALUE
                      (TITLE OF CLASS OF SECURITIES)

                                 132198201
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                        ---------------------------

                              GREGORY PUSEY,
                                 PRESIDENT
                         CAMBRIDGE HOLDINGS, LTD.
                          1722 BUFFEHR CREEK ROAD
                           VAIL, COLORADO 81657
                              (970) 479-2800

                                 COPY TO:
                             ROBERT M. BEARMAN
            BEARMAN TALESNICK & CLOWDUS PROFESSIONAL CORPORATION
                    1200 SEVENTEENTH STREET, SUITE 2600
                        DENVER, COLORADO 80202-5826
                              (303) 572-6500

                             NOVEMBER 24, 1998
                    (DATE TENDER OFFER FIRST PUBLISHED
                     SENT OR GIVEN TO SECURITY HOLDERS)

                         CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                     AMOUNT OF
         TRANSACTION VALUATION*                      FILING FEE**
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
               $540,000                                $108.00+
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


*     Assumes purchase of 1,200,000 Shares of Common Stock at $0.45 per share.

** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.


+     Previously paid.


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A                         Filing Party:  N/A
Form or Registration No.: N/A                          Date Filed:  N/A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              PURPOSE OF AMENDENT


    This Amendment No. 2 to Schedule 13E-4 relates to an offer by Cambridge Holdings, Ltd. (the "Company") to purchase (the "Offer") up to 1,200,000 shares of its $.025 par value Common Stock (the "Shares") at $0.45 per Share, pursuant to an Offer to Purchase, and Supplement thereto, previously filed as Exhibits to this Tender Offer Statement on Schedule 13E-4 and incorporated herein by this reference.


    The Offer has been terminated. The date of such termination was January 12, 1999. Based on a final count by the Tender Agent, the Comapny purchased 361,370 Shares at $0.45 per Share for a total of $162,616.50 in accordance with the terms of the Offer.

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            CAMBRIDGE HOLDINGS, LTD.

                                            (a Colorado corporation)


Date:  January 25, 1999                     By:  /s/ Gregory Pusey
                                                -------------------------------
                                                Gregory Pusey, President